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VIA EDGAR AND OVERNIGHT DELIVERY

Tonya K. Aldave, Esq.

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:     Galera Therapeutics, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1

           Submitted on August 9, 2019

           CIK No. 0001563577

Dear Ms. Aldave:

On behalf of Galera Therapeutics, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated September 3, 2019 with respect to the Company’s Amendment to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 3”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 3 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 12, 2019

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Risks Associated with Our Business, page 6

1.	Please disclose here that your INDs for GC4419 were placed on clinical hold.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the full clinical holds on the Company’s INDs were removed by the Division of the Oncology and by the Division of Dermatology and Dental Products of the FDA on August 30, 2019. The Company has updated the Registration Statement to reflect that these clinical holds have been lifted by the FDA. The Company respectfully advises the Staff that, because these prior clinical holds have been removed and they are not expected to have a material impact on the timeline for the Company’s clinical development of GC4419, the Company has not included such disclosure in the prospectus summary.

Business

ROMAN Trial (Phase 3), page 108

2.

We note that your INDs for GC4419 have been placed on clinical holds. Please disclose if you anticipate that these clinical holds will be lifted and if so when. Please also describe what conditions need to be met for the FDA to lift the clinical holds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the full clinical holds on the Company’s INDs were removed by the Division of the Oncology and by the Division of Dermatology and Dental Products of the FDA on August 30, 2019. Accordingly, the Company has updated the Registration Statement to reflect that these clinical holds have been lifted by the FDA.

September 12, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-2916 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Nathan Ajiashvili

Nathan Ajiashvili

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

J. Mel Sorensen, M.D., President and Chief Executive Officer, Galera Therapeutics, Inc.

Peter Handrinos, Latham & Watkins LLP

Ilir Mujalovic, Shearman & Sterling LLP